UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
N/A
(Translation of registrant’s name into English)
18/F, Tower A, Winterless Centre,
No. 1 West Da Wang Road, Chaoyang District,
Beijing, 100026, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer

Date: January 7, 2011

Exhibit Index

Exhibit 99.1 -	Press Release

Exhibit 99.1
XINHUA SPORTS & ENTERTAINMENT LIMITED ANNOUNCES ADS RATIO CHANGE
Beijing, China, January 6, 2011—Xinhua Sports & Entertainment Limited (“XSEL” or the Company”) announced today that the ratio for its American Depositary Shares (the “ADS”) representing ordinary shares of the Company (“Shares”) will change from one (1) ADS representing two (2) Shares to one (1) ADS representing thirty (30) Shares (the “Ratio Change”), effective as of January 18, 2011.
Pursuant to the Ratio Change, the record holders of the Company’s ADS as of January 18, 2011 will be entitled to receive one (1) new ADS, each representing thirty (30) Shares, in exchange for every fifteen (15) ADSs held by them. No new Shares will be issued in connection with the Ratio Change. ADS holders will be required to surrender their certificates to The Bank of New York Mellon, as depositary, on a mandatory basis in order to exchange them for new ADSs. The Bank of New York Mellon will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally. For example, assuming a price per ADS of $0.21, representing the market price of the ADSs as of January 5, 2011, upon completion of the Ratio Change, the price per ADS would be $3.15. The Company can give no assurance, however, that the post-amendment ADS price will be equal to or greater than the pre-amendment ADS price multiplied by the ratio.
The Company believes the expected price increase of the ADSs will enable it to regain compliance with the continued listing standard of The NASDAQ Global Market (“NASDAQ”) relating to minimum bid price. Following a hearing held in September 2010 before a NASDAQ Listing Qualifications Panel (the “Panel”), the Panel granted the Company’s request for an extension of time, as permitted under NASDAQ’s Listing Rules, to regain compliance with the $1.00 minimum bid price requirement for continued listing on NASDAQ. The Panel’s decision requires, among other things, that on or before February 1, 2011, the Company must have evidenced a closing bid price of $1.00 or more per ADS for a minimum of ten consecutive trading days. Although the purpose of this Ratio Change is to maintain continued listing of the ADSs on NASDAQ, the Company can give no assurance that this strategy will be successful.
End

About XSEL
XSEL is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones, cinema, university campuses and other multimedia assets in China. Along with its in-house advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit www.xsel.com.
For more information:
IR Contact
Graham Earnshaw, XSEL, +86 10 8567 6061, graham.earnshaw@xsel.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, any quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.